SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  Schedule 13G

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 20)*



                            BROWN-FORMAN CORPORATION
                                (Name of Issuer)

                              CLASS A COMMON STOCK
                         (Title of Class of Securities)

                                   115637-10-0
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13D-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.     115637-10-0


 1.  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Robinson S. Brown, Jr.             (###-##-####)

 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     N/A

 3.  SEC USE ONLY

 4.  CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

    5.  SOLE VOTING POWER

        200,915

    6.  SHARED VOTING POWER

        2,861,286

    7.  SOLE DISPOSITVE POWER

        200,915

    8.  SHARED DISPOSITIVE POWER

        2,861,286

 9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,062,201

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

     N/A

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     10.6%

12.  TYPE OF REPORTING PERSON*

     In

Item 1(a)   Name of Issuer:

            Brown-Forman Corporation

Item 1(b)   Address of Issuer's Principal Executive Offices:

            850 Dixie Highway
            Louisville, Kentucky  40210

Item 2(a)   Name of Person Filing:

            Robinson S. Brown, Jr.

Item 2(b)   Address of Principal Business Office, or, if none, Residence:

            5230 Avish Lane
            Louisville, Kentucky  40027

Item 2(c)   Citizenship:

            United States of America

Item 2(d)   Title of Class of Securities:

            Class A Common Stock

Item 2(e)   CUSIP Number:

            115637-10-0

Item 3      Not applicable

Item 4      Ownership.

            The amount of shares beneficially owned by the undersigned as of December 31, 1998, is as follows:

            (a) Amount Beneficially Owned:                           3,062,201

            (b) Percent of Class:                                        10.6%
            (c) Number of shares as to which such person has:
                  (i) sole power to vote or to direct the vote         200,915
                 (ii) shared power to vote or to direct the vote     2,861,286
                (iii) sole power to dispose or to direct the
                      disposition of                                   200,915
                 (iv) shared power to dispose or to direct
                      the disposition of                             2,861,286

Item 5      Ownership of Five Percent or Less of a Class

            Not applicable

Item 6      Ownership of More than Five Percent on Behalf of Another Person.

            Not applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

            Not applicable

Item 8      Identification and Classification of Members of the Group.

            Not applicable

Item 9      Notice of Dissolution of Group.

            Not Applicable

Item 10     Certification.

            Not applicable



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 10, l999


/s/ Robinson S. Brown, Jr.
Robinson S. Brown, Jr.